FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of January, 2004

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                      GRANITE MORTGAGES 03-1 PLC


                                      By:   /s/ Clive Rakestrow
                                            ---------------------------
                                      Name:  L.D.C. Securitisation Director
                                      No. 1 Limited by its authorized person
                                      Clive Rakestrow for and on its behalf
                                      Title:  Director

Date: 1 March 2004

                                      GRANITE FINANCE FUNDING
                                      LIMITED


                                      By:   /s/ Nigel Charles Bradley
                                            -------------------------
                                      Name:  Nigel Charles Bradley
                                      Title:  Director

Date: 1 March 2004

                                      GRANITE FINANCE TRUSTEES
                                      LIMITED



                                      By:   /s/ Richard Gough
                                            ------------------
                                      Name:  Richard Gough
                                      Title:  Director

Date: 1 March 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 January 2004 - 31 January 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------
Number of Mortgage Loans in Pool                 228,177

Current Balance                           (GBP)17,537,520,729

Last Months Closing Trust Assets          (GBP)13,059,474,279

Funding share                             (GBP)16,205,567,221

Funding Share Percentage                          92.41%

Seller Share*                             (GBP)1,331,953,508

Seller Share Percentage                           7.59%

Minimum Seller Share (Amount)*            (GBP)715,360,260

Minimum Seller Share (% of Total)                 4.08%

Excess Spread last Quarter Annualised
(% of Total)                                      0.38%
--------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------

                 Number     Principal (GBP)  Arrears (GBP)     By Principal (%)

<1 Month        225,051     17,322,982,488          0                98.78%

> = 1 <3 Months   2,582        179,781,944      1,575,602             1.03%

> = 3 <6 Months     415         26,984,407        675,117             0.15%

> = 6 <9 Months     104          6,200,291        278,181             0.04%

> = 9 < 12 Months    20          1,149,638         64,893             0.01%

> = 12 Months         5            421,961         53,352             0.00%

Total           228,177     17,537,520,729      2,647,145           100.00%
-------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                         Number            Principal (GBP)     Arrears (GBP)

Total (since inception)    109               5,766,803              273,005
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                               59

Number Brought Forward                                                 38

Repossessed (Current Month)                                            21

Sold (since inception)                                                 50

Sold (current month)                                                   3

Sale Price / Last Loan Valuation                                      1.11

Average Time from Possession to Sale (days)                           124

Average Arrears at Sale                                        (GBP)2,109

Average Principal Loss (Since inception)*                       (GBP)328

Average Principal Loss (current month)**                         (GBP)0

MIG Claims Submitted                                                   7

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment                                     59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                              Number        Principal (GBP)

Substituted this period                       57,542       (GBP)4,999,992,262

Substituted to date (since 26 March 2001)     344,923      (GBP)26,658,375,004
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                              Monthly              Annualised

Current Month CPR Rate                         3.65%                 35.49%

Previous Month CPR Rate                        4.87%                 45.04%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                         24.23

Weighted Average Remaining Term (by value) Years                     19.93

Average Loan Size                                              (GBP)76,859

Weighted Average LTV (by value)                                      74.74%

Weighted Average Indexed LTV (by value)                              60.98%

Fast Track (by value)                                                24.46%
-------------------------------------------------------------------------------


Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                              52.77%

Together (by balance)                                                24.60%

Capped (by balance)                                                  1.80%

Variable (by balance)                                                19.39%

Tracker (by balance)                                                 1.45%

Total                                                                100.0%
-------------------------------------------------------------------------------



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

Geographic Analysis

------------------------------------------------------------------------------------------------------------------------
                         Number             % of Total          Value (GBP)                    % of Total
East Anglia               4,930                2.16%              378,810,448                     2.16%

East Midlands            16,849                7.38%             1,148,707,608                    6.55%

Greater London           27,338               11.98%             3,428,585,303                    19.55%

North                    30,315               13.29%             1,566,100,601                    8.93%

North West               31,691               13.89%             1,944,911,049                    11.09%

Scotland                 16,916                7.41%             1,024,191,211                    5.84%

South East               34,054               14.92%             3,539,071,683                    20.18%

South West               15,209                6.67%             1,285,500,269                    7.33%

Wales                    10,035                4.40%              605,044,465                     3.45%

West Midlands            15,450                6.77%             1,103,110,054                    6.29%

Yorkshire                25,390               11.13%             1,513,488,039                    8.63%

Total                    228,177               100%              17,537,520,729                    100%
------------------------------------------------------------------------------------------------------------------------


LTV Levels Breakdown

------------------------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)                    % of Total

0% <25%                                        7,183              280,600,332                     1.60%

> = 25% <50%                                  27,102             1,894,052,239                    10.80%

> = 50% <60%                                  17,647             1,485,428,006                    8.47%

> = 60% <65%                                  10,401              931,242,351                     5.31%

> = 65% <70%                                  11,971             1,096,095,046                    6.25%

> = 70% <75%                                  17,941             1,545,055,576                    8.81%

> = 75% <80%                                  17,092             1,706,400,767                    9.73%

> = 80% <85%                                  19,532             1,744,983,313                    9.95%

> = 85% <90%                                  34,622             2,418,424,109                    13.79%

> = 90% <95%                                  48,061             3,419,816,542                    19.50%

> = 95% <100%                                 16,465             1,006,653,690                    5.74%

> = 100%                                        160                8,768,760                      0.05%

Total                                         228,177            17,537,520,729                   100.0%
------------------------------------------------------------------------------------------------------------------------

Repayment Method

------------------------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)                    % of Total

Endowment                                     34,360             2,474,544,175                    14.11%

Interest Only                                 20,340             2,509,619,216                    14.31%

Pension Policy                                  748                73,657,587                     0.42%

Personal Equity Plan                           1,550              112,240,133                     0.64%

Repayment                                     171,179            12,367,459,618                   70.52%

Total                                         228,177            17,537,520,729                  100.00%
------------------------------------------------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)                    % of Total

Full Time                                     203,096            14,959,505,182                   85.30%

Part Time                                      2,982              170,113,951                     0.97%

Retired                                         535                17,537,521                     0.10%

Self Employed                                 19,259             2,283,385,199                    13.02%

Other                                          2,305              106,978,876                     0.61%

Total                                         228,177            17,537,520,729                  100.00%
------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                   5.74%

Effective Date of Change                                        1 December 2003
--------------------------------------------------------------------------------------------


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

Notes      Granite Mortgages 03-1 plc

------------------------------------------------------------------------------------------------------------------------
                            Outstanding               Rating                   Reference Rate             Margin
                                                Moodys/S&P/Fitch
Series 1

A1                            $0                   P-1/A-1+/F1+                    1.11%                   -0.01%

A2                     $1,225,000,000              Aaa/AAA/AAA                     1.31%                    0.19%

A3**                     $300,000,000              Aaa/AAA/AAA                      N/A                     0.40%

B                         $42,000,000               Aa3/AA/AA                      1.55%                    0.43%

C                         $56,000,000             Baa2/BBB/BBB                     2.57%                    1.45%

Series 2

A                     (euro)900,000,000            Aaa/AAA/AAA                     2.32%                    0.24%

B                      (euro)62,000,000             Aa3/AA/AA                      2.51%                    0.43%

C                      (euro)94,500,000            Baa2/BBB/BBB                    3.53%                    1.45%

Series 3

A                      (GBP)665,000,000            Aaa/AAA/AAA                     4.27%                    0.24%

B                       (GBP)31,000,000             Aa3/AA/AA                      4.46%                    0.43%

C                       (GBP)41,000,000           Baa2/BBB/BBB                     5.48%                    1.45%
------------------------------------------------------------------------------------------------------------------------

** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.



Credit Enhancement

------------------------------------------------------------------------------------------------------------------------
                                                                                          % of Notes Outstanding
Class B Notes (GBP)Equivalent)                                (GBP)97,837,647                     4.01%

Class C Notes (GBP)Equivalent)                                (GBP)137,914,263                    5.66%

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                            % of Funding Share

Class B Notes (GBP)Equivalent)                                (GBP)97,837,647                     0.60%

Class C Notes (GBP)Equivalent)                               (GBP)137,914,263                     0.85%

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement               (GBP)45,000,000                     0.28%

Balance Brought Forward                                       (GBP)30,531,520                     0.19%

Drawings this Period                                             (GBP)0                           0.00%

Excess Spread this Period                                     (GBP)1,777,286                      0.01%

Funding Reserve Fund Top-up this Period*                         (GBP)0                           0.00%

Current Balance                                              (GBP)32,308,806                      0.20%
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                      (GBP)26,915,060                      0.17%

Funding Reserve %                                                     0.6%                          NA
------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom